UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000

February 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286C 107	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 85, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,796,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,796,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,796,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 10 of 20

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Engility Holdings, Inc. corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3750 Centerview Drive, Chantillly, Virginia 20151.

Item 2.  Identity and Background.

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(ii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iii)	General Atlantic Partners 85, L.P., a Delaware limited partnership (“GAP 85”);

(iv)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(v)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(vi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);

(vii)	GAPCO GmbH & Co KG, a German limited partnership (“KG”); and

(viii)	GAPCO Management GmbH, a German corporation (“GmbH Management”)

We refer to GA LLC, GenPar, GAP 85, GAPCO III, GAPCO IV, GAPCO CDA, KG and GmbH Management, collectively, as the “Reporting Persons.”  We refer to GAP 85, GAPCO III, GAPCO IV, GAPCO CDA and KG as the “GA Funds.”

CUSIP No. 29286C 107	SCHEDULE 13D	Page 11 of 20

Each of the Reporting Persons, other than KG and GmbH Management, are located at:

c/o General Atlantic Service Company, LLC
55 East 52nd Street, 32nd Floor
New York, NY 10055

KG and GmbH Management are located at:

c/o General Atlantic GmbH
Maximilianstrasse 35b
80539 Munich
Germany

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

Birch Partners, LP (“Birch Partners”) directly owns all of the shares of Common Stock reported in this Statement.  Birch GP, LLC is the general partner of Birch Partners. The members of Birch GP, LLC are GAP 85 and KKR 2006 Fund L.P.  Each of GAP 85, GAPCO III, GAPCO IV, GAPCO CDA and KG, along with certain other investors, are limited partners of Birch Partners.  The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 23 managing directors of GA LLC (the “GA Managing Directors”).  The general partner of KG is GmbH Management, and the GA Managing Directors control the investment and voting decisions of GmbH Management.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of October 28, 2014 (the “Merger Agreement”) among the Issuer, TASC Parent Corporation (“TASC”), Toucan Merger Corporation I (“Merger Sub One”), Toucan Merger Corporation II (“Merger Sub Two”), a wholly owned subsidiary of Merger Sub One, and the other parties thereto, pursuant to which, among other things, Merger Sub Two merged with and into TASC with TASC surviving as a direct wholly owned subsidiary of Merger Sub One and, immediately thereafter, Merger Sub One merged with and into East Merger Sub, LLC, a wholly owned subsidiary of the Issuer, with East Merger Sub, LLC surviving as a direct wholly owned subsidiary of the Issuer, Birch Partners received, in exchange for its 171,660,200 shares of common stock of TASC, an aggregate of 18,796,791 shares of Common Stock.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to to Annex A to the joint proxy/consent solicitation statement/prospectus included in the registration statement on Form S-4 (File No. 333-200384), as filed with the SEC on January 20, 2015.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 12 of 20

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Stockholders Agreement (as defined and described further below) and the Issuer’s certificate of incorporation, which contain restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

As of the date of this filing, Steven Denning, the Chairman and a Managing Director of GA LLC (the “GA Director”), has been designated by Birch Partners pursuant to the Stockholders Agreement to serve on the Issuer’s board of directors.

Consistent with the Reporting Persons’ investment purposes, subject to the terms of the Stockholders Agreement, the Reporting Persons may engage in communications (including, without limitation, through the GA Director) with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock.  The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Issuer’s Common Stock.  In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 13 of 20

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date hereof, Birch Partners owns of record 18,796,791 shares of Common Stock. Such 18,796,791 shares of Common Stock  represent 51.3% of the outstanding Common Stock (based on a total of 36,649,868 shares of Common Stock outstanding, as of March 4, 2015, based on information provided to the Reporting Persons by the Issuer). Each of the Reporting Persons owns of record no shares of the Common Stock.

By virtue of the fact that (i) GAP 85 is a member of Birch GP LLC and each of the GA Funds are each limited partners of Birch Partners, (ii) GenPar is the general partner of GAP 85, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (iv) GmbH Management is the general partner of KG, and (v) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors and officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 18,796,791 shares of the Common Stock, representing approximately 51.3% of the issued and outstanding Common Stock. An aggregate of 8,960,446 shares of Common Stock held by Birch Partners (representing approximately 24.4% of the issued and outstanding Common Stock) is economically attributable to the Reporting Persons by virtue of the GA Fund’s limited partnership interests in Birch Partners and GAP 85’s membership interests in Birch GP, LLC, the general partner of Birch Partners.

The members of Birch GP, LLC are GAP 85 and KKR 2006 Fund, L.P.  The Reporting Persons, Birch Partners, Birch GP, LLC, KKR 2006 Fund, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  Birch Partners, Birch GP, LLC and KKR 2006 Fund, L.P. and its affiliates have separately made Schedule 13D filings reporting their beneficial interest in the shares of Common Stock held by Birch Partners.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 18,796,791 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c)           Please see Item 3, which is hereby incorporated by reference.  Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 14 of 20

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Stockholders Agreement

In connection with the closing of the transactions contemplated by the Merger Agreement, the Issuer, Birch Partners, Birch GP, LLC and, with respect to certain provisions only, KKR 2006 Fund, certain other investment funds affiliated with KKR (together, the “KKR investors”), and each of the GA Funds entered into a Stockholders Agreement, dated as of February 26, 2015 (the “Stockholders Agreement”). The Stockholders Agreement became effective at the closing and sets forth certain arrangements and contains various provisions relating to, among other things, standstill restrictions, voting restrictions, board representation, transfer restrictions and registration rights.

As used herein, the “stockholder party” means Birch Partners, and, following a distribution of any shares of Common Stock held by Birch Partners to the KKR investors and the GA Funds, the KKR investors and the GA Funds; the “stockholder group” means Birch Partners, together with any affiliate of Birch Partners or a KKR investor or GA Funds who becomes a “stockholder” within the meaning of the Stockholders Agreement, in each case, that beneficially owns any Common Stock and has become a party to the Stockholders Agreement; and “independent directors” means the directors of the Issuer who are not nominees of the stockholder party.

Board Representation

The Stockholders Agreement provides that the Issuer board of directors will be comprised of 11 directors, including 4 stockholder party nominees, subject to the following:

—
for so long as each of the GA Funds and the KKR investors, as applicable, beneficially own at least 50% of the shares of Common Stock it beneficially owned on February 26, 2015, the stockholder party will have the right to nominate four members of the Issuer board of directors;

—
for so long as each of the GA Funds and the KKR investors, as applicable, beneficially own less than 50%, but at least 25%, of the shares of Common Stock it owned on February 26, 2015, the stockholder party will have a right to nominate two members of the Issuer board of directors;

—
upon the first date that the GA Funds or the KKR investors, as applicable, beneficially own less than 50%, but at least 25%, of the shares of Common Stock they beneficially owned as of February 26, 2015, one of the members of the Issuer board of directors nominated on behalf of the GA Funds or the KKR investors, as applicable, must resign from the Issuer board of directors; and

—
upon the first date that the GA Funds or the KKR investors, as applicable, beneficially own less than 25% of the shares of Common Stock they beneficially owned as of February 26, 2015, the remaining Issuer board members nominated on behalf of the GA Funds or the KKR investors, as applicable, must resign from the Issuer board of directors.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 15 of 20

The Issuer will include the stockholder party nominees in the slate of nominees recommended by the Issuer board of directors for election of directors and will use its reasonable best efforts to cause the stockholders of the Issuer to elect the stockholder party nominees.  In the event any member of the Issuer board of directors nominated by the stockholder party (a “stockholder party director”) resigns or is unable to serve, the stockholder parties will be entitled to appoint a replacement stockholder party director. The initial stockholder party directors have been divided among the staggered classes of Issuer directors so that one stockholder party director initially has a term expiring in 2015, two stockholder party directors initially have a term expiring in 2016 and one stockholder party director initially has a term expiring in 2017.

Until February 26, 2017, the Issuer board will maintain a co-chairman structure with one stockholder party director co-chairman and one co-chairman elected by a majority of the independent directors.  So long as there are two or more stockholder party directors, one stockholder party director will serve on each committee of the Issuer board of directors (other than a committee that is to be composed solely of independent directors or a committee established to address conflicts with the stockholder group or the KKR investors or the GA Funds).  So long as there is at least one stockholder party director serving on the Issuer board of directors, one stockholder party director will serve on the compensation committee.  No stockholder party director will serve on any committee if it would violate mandatory legal or listing requirements concerning that director’s independence, but the Issuer will take all reasonable efforts to avoid any such disqualification.

Voting

So long as the stockholder party has director nomination rights under the Stockholders Agreement, with respect to any proposal or resolution relating to the election of directors, it will vote or cause to be voted all of its voting securities in the same manner as, and in the same proportion to, all shares voted by holders of voting securities (except that with respect to the stockholder party director nominees, the stockholder party may vote all of its voting securities in favor of the stockholder party director nominees).  For purposes of the Stockholders Agreement, “voting securities” means the Common Stock and shares of any other class of capital stock or interests in any other equity securities of the Issuer then entitled to vote generally in the election of directors.

In the case of all other proposals or resolutions that require a stockholder vote, the stockholder party will vote or cause to be voted all of its excess voting power (defined as the aggregate percentage of voting power represented by the stockholder group’s voting securities out of the total voting power of all Common Stock, less 30%) in the same manner as, and in the same proportion to, all shares voted by holders of voting securities, excluding the votes or actions of the stockholder group with respect to its voting securities representing 30% of the total voting power of all Common Stock.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 16 of 20

Standstill Restrictions

The Stockholders Agreement contains certain standstill provisions generally restricting the stockholder group, certain of the KKR investors and certain of the GA Funds and certain of their respective affiliates from February 26, 2015, until, with respect to any party, six months after such party no longer has any rights to nominate or designate nominees to the Issuer board of directors from, including other matters and subject to certain exceptions, (i) acquiring or offering to acquire any beneficial interest in any voting securities of the Issuer or rights to acquire any voting securities of the Issuer, (ii) making or participating in the solicitation of proxies to vote, or seeking to influence in any manner any person with respect to the voting of, any voting securities of the Issuer, (iii) forming or joining a “group” within the meaning of Section 13 of the Exchange Act, (iv) acquiring or offering to acquire any assets or rights to acquire any assets of the Issuer or any of its subsidiaries, except for acquisitions in the ordinary course of business and assets as are then being offered for sale by the Issuer or any of its subsidiaries, (iv) arranging or participating in any financing for the purchase of voting securities of the Issuer, (v) seeking to propose to the Issuer or any of its stockholders any merger, business combination, restructuring, recapitalization or other transaction or otherwise seeking to influence the management, the board of directors or policies of the Issuer or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of the Issuer.

Change of Control

Without the approval of a majority of the independent directors, no member of the stockholder group, the KKR investors or the GA Funds may enter into or affirmatively support any transaction resulting in a change of control of the Issuer in which any member of the stockholder group receives per share consideration in its capacity as a holder of Common Stock in excess of that to be received by other holders of Common Stock.

Transfer Restrictions

The stockholder group, the KKR investors and the GA Funds are subject to certain transfer restrictions related to the Common Stock for a period beginning on February 26, 2015, and ending on the earlier of February 27, 2021, and the day following the date on which the Issuer undergoes an ownership change (as defined in Section 382(g) of the Internal Revenue Code of 1986, as amended (the “Code”), including:

—	no member of the stockholder group may sell or transfer any shares of Common Stock directly held by such member;

—
no KKR investor or GA Fund may permit the sale or transfer of an equity interest in a KKR investor or a GA Fund by any person who holds any direct or indirect equity interest in any of the KKR investors or GA Fund, respectively (such person, a “partner”) (other than pursuant to a redemption of such an equity interest in a KKR investor or a GA investor), that would result in an “owner shift” under Section 382(g) of the Code (an “owner shift”);

—
no KKR investor or GA Fund may permit any transfer of the limited partnership interests of Birch Partners directly held by any limited partner of Birch Partners other than the KKR investors and the GA Funds (each such limited partner, a “co-investor partner”);

—
no member of the stockholder group nor any KKR investor or GA Fund may otherwise effect any transaction that would result in a direct or indirect transfer of shares of Common Stock (including pursuant to a redemption of an equity interest in a KKR investor or a GA Fund) unless a committee of the Issuer board of directors comprised solely of independent directors (the “committee”) provides a written determination that such transaction would not result in an owner shift; and

—	Birch Partners may not effect a distribution of any of its shares of Common Stock to any of its partners prior to February 27, 2018.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 17 of 20

Notwithstanding the restrictions discussed above, for the period beginning on February 27, 2018 and ending on the earlier of February 27, 2021 and the date on which the Issuer undergoes an ownership change, the Stockholders Agreement permits the KKR investors and GA Funds and any partner or co-investor partner to effect an indirect or direct sale or transfer of up to an aggregate of 16,481,516 shares of Common Stock, as adjusted for any stock split, reverse stock split or similar transaction (the “waived transfer amount”). Certain sales or transfers will not count toward or reduce the waived transfer amount, including:

—
any direct or indirect sale or transfer of an equity interest in a KKR investor or a GA Fund by a partner (other than pursuant to a redemption of a partner’s equity in a KKR investor or a GA Fund) that does not result in an owner shift;

—
any other direct or indirect sale or transfer by any member of the stockholder group, the KKR investors or the GA Funds or a redemption of a partner’s equity interest in a KKR investor or a GA Fund that, in accordance with a written determination of the committee, does not result in an owner shift; and

—
a distribution by the stockholder group of any Common Stock held by Birch Partners to a co-investor partner if, both (a) the committee provides a written determination that such distribution would not result in an owner shift and (b) either (i) the committee makes a written determination that the sale or transfer of such Common Stock directly held by the co-investor partner after such distribution does not result in an owner shift or (ii) the co-investor partner represents and undertakes to the Issuer that it will not directly sell or transfer any Common Stock received in such distribution, other than in a distribution to its equity holders.

Notwithstanding the restrictions described above, beginning on the earlier of (i) February 27, 2021 and (ii) the day following the date on which the Issuer undergoes an ownership change, the stockholder group, the KKR investors, the GA Funds, the partners and the co-investor partners may, subject to the restrictions described in the immediately following paragraph, directly or indirectly sell or transfer any of the shares of Common Stock held directly or indirectly by them regardless of whether such sale or transfer results in an owner shift.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 18 of 20

In addition to and notwithstanding the restrictions described above, no member of the stockholder group may, individually or in the aggregate, other than in connection with a registered public offering, including any underwritten offering or a change of control transaction affecting the Issuer, which change of control transaction is approved by the Issuer board of directors, knowingly transfer shares of Common Stock to a person (other than to any permitted transferee, as defined in the Stockholders Agreement) who, after such acquisition, would hold in excess of 5% of the outstanding shares of Common Stock.

Registration Rights

The holders of registrable shares are entitled to certain registration rights beginning on February 26, 2018, including (i) the right to request that the Issuer file an automatic shelf registration statement and effect unlimited underwritten offerings pursuant to such shelf registration statement; (ii) up to eight demand registration rights in the event that the Issuer is no longer eligible to use or otherwise ceases to maintain an effective shelf registration statement; and (iii) unlimited piggyback registration rights that allow holders of registrable shares to require that shares of Common Stock owned by such holders be included in certain registration statements filed by the Issuer, in each case subject to the transfer restrictions contained in the Stockholders Agreement.  In connection with these registration rights, the Issuer has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholder parties reasonably informed with adequate opportunity to comment and review, as well as customary indemnification and contribution agreements.

Termination

The Stockholders Agreement will terminate by consent of all parties or when the stockholder group no longer beneficially owns any shares of Common Stock.  Certain sections of the Stockholders Agreement, including those relating to indemnification will survive such termination, and the provisions relating to registration rights will survive termination of the Stockholders Agreement until the first date on which there are no registrable shares outstanding.

The foregoing description of the terms of the Stockholders Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2015 and which is included herein as Exhibit 2 hereto and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Stockholders Agreement, dated as of February 26, 2015, among Engility Holdings, Inc., Birch Partners, LP, and with respect to certain portions only, KKR 2006 Fund L.P., General Atlantic Partners 85, L.P., the KKR Initial Investors and the GA Initial Investors (as defined therein) (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2015).

CUSIP No. 29286C 107	SCHEDULE 13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 4, 2015

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 29286C 107	SCHEDULE 13D	Page 20 of 20

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

EXHIBIT 1
to SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  March 4, 2015

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ú andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
René M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Graves Tompkins	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Ke Wei	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	PRC